Exhibit 99.3
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2021

As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Docebo”, “we”, “us” or “our” refer to Docebo Inc., together with our subsidiaries, on a consolidated basis as constituted on December 31, 2021.

This MD&A for the fourth quarter and fiscal years ended December 31, 2021 and 2020 should be read in conjunction with the Company’s audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2021 and 2020. The financial information presented in this MD&A is derived from the Company’s audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in thousands of United States dollars except where otherwise indicated.

This MD&A is dated as of March 9, 2022.

Forward-looking Information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward-looking information may relate to our future financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, the impact of COVID-19 on our business, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, but is not limited to, statements regarding the Company’s business; future financial position and business strategy; the learning management industry; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platform; expectations regarding our revenue and the revenue generation potential of our platform and other products; our business plans and strategies; and our competitive position in our industry. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; currency exchange and interest rates; the impact of inflation; the impact of competition; the effectiveness of mitigation strategies undertaken with respect to COVID-19, and the severity, duration and impacts of COVID-19 on the economy and our business, which is highly uncertain and cannot reasonably be predicted; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this MD&A, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:
•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•the extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance;
•changes in the attitudes, financial condition and demand of our target market;
•developments and changes in applicable laws and regulations; and
•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated March 9, 2022 (“AIF”), which is available under our profile on SEDAR at www.sedar.com.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our Annual Information Form, can be found on SEDAR at www.sedar.com.

Overview

At Docebo, our mission is to redefine the way enterprises, including their internal and external workforces, partners and customers, learn by applying new technologies to the traditional corporate Learning Management System (“LMS”) market. Founded in 2005, we provide an easy-to-use, highly configurable and affordable learning platform with the end-to-end capabilities and critical functionality needed to train internal and external workforces, partners and customers. Our solution allows our customers to take control of their desired training strategies and retain institutional knowledge, while providing efficient course delivery, tracking of learning progress, advanced reporting tools and analytics. Our robust platform helps our customers centralize a broad range of learning materials from peer enterprises and learners into one LMS to expedite and enrich the learning process, increase productivity and grow teams uniformly.

Our platform is now used by more than 2,800 companies of all sizes, providing access to learners situated around the world in a variety of languages. Our clients range from select small local businesses, with a focus on mid-sized enterprises, to large multi-nationals, including service, financial, technology and resource-based companies and consulting firms. Our platform is sold primarily through a direct sales force with offices in Toronto, Canada, Athens, Georgia (USA), Biassono, Italy, London, United Kingdom, Paris, France, Frankfurt, Germany and Melbourne, Australia. We also have some relationships with resellers and other channel partners, such as human resource and payroll services providers.

Docebo offers a learning suite which currently includes: (i) “Docebo Learn LMS”, (ii) “Docebo Shape”, (iii) “Docebo Content”, (iv) “Docebo Learning Impact”, (v) “Docebo Learning Analytics”, (vi) “Docebo Connect” and (vii) “Docebo Flow”.

•Docebo Learn LMS is a cloud-based learning platform that allows learning administrators to deliver scalable and flexible personalized learning experiences, from formal training to social learning, to multiple internal, external and blended audiences.

•Docebo Shape is an AI-based learning content creation tool that enables learning administrators to turn internal and external resources into engaging, multilingual microlearning content to share across their business in minutes, without needing months to master the tool.

•Docebo Content allows learning administrators to unlock the industry’s best-learning content and get high-quality, off-the-shelf learning content in front of your learners. Learning administrators can select the most impactful e-learning content by partnering with a Docebo Content specialist to help curate the right resources.

•Docebo Learning Impact is a learning measurement tool that enables learning administrators to prove and improve the impact of their training programs and validate their company’s investment in learning with optimized questionnaires, learning benchmarks and actionable next steps.

•Docebo Learning Analytics allows learning administrators to prove their learning programs are powering their business; connecting learning data to business results.

•Docebo Connect enables learning administrators to seamlessly connect Docebo to any custom tech stack, making integrations faster and more effective.

•Docebo Flow is a product that allows businesses to directly inject learning into the flow of work, helping organizations to create an ‘always-on’ learning culture.

Additional modules can also be purchased with the LMS and the Suite including: “Docebo for Salesforce”, “Docebo Embed (OEM)”, “Docebo Mobile App Publisher”, “Docebo Extended Enterprise”, and “Docebo Discover, Coach & Share”. Docebo for Salesforce is a native integration that leverages Salesforce’s API and technology architecture to produce a learning experience that remains uniform no matter the use-case. Docebo Embed (OEM) eliminates disjointed learner experiences, long development cycles and ineffective partner models by allowing original equipment manufacturers (“OEMs”) to embed and re-sell Docebo as a part of their software, including HCM, risk management and retail/hospitality SaaS product suites. Docebo’s Mobile App Publisher product allows companies to create their own branded version of the award-winning “Docebo Go.Learn” mobile learning application and publish it as their own in Apple’s App Store, the Google Play Store or in their own Apple Store for Enterprise. Docebo Extended Enterprise breeds customer education, partner enablement, and retention by allowing customers to train multiple external audiences with a single LMS solution. Lastly, Docebo Discover, Coach & Share enhances the learning experience by going beyond the limits of formal training by bringing social learning into their LMS to create a culture of social learning.

We generate revenue primarily from the sale of our platform, which is typically sold on the basis of an annual subscription fee and prepaid on a quarterly or annual basis. We offer our customers the flexibility to choose annual or multi-year contract terms, with the majority of our enterprise customers choosing three years. This results in a relatively smooth revenue curve with good visibility into near-term revenue growth. We typically enter into subscription agreements with our customers, with pricing based on the number of active users in a measured time period, generally one month, and the number of modules requested by the customer. Our goal is to continue to grow revenues arising from our existing customer base as well as adding new subscription customers to our platform. Our business does not have significant seasonal attributes, although historically the sales in the fourth quarter have tended to be slightly stronger than the first three. The Company operates on a global basis and for this reason has decided to report its consolidated financial results in U.S. dollars notwithstanding that the Company’s functional currency is the Canadian dollar. The Company does not currently hedge its exposure to fluctuations in Canadian dollar or other European currency denominated revenues and expenses.

The Company’s shares are listed under the symbol “DCBO” on both the Toronto Stock Exchange, as of October 8, 2019, following the completion of its public offering in Canada (the “TSX IPO”) and the Nasdaq Global Select Market (the “Nasdaq”), as of December 3, 2020, following the completion of its initial public offering in the United States (the “Nasdaq IPO” and together with the TSX IPO, the “IPOs”).

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the software-as-a-service (“SaaS”) industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and SaaS metrics are used to provide investors with supplemental measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures and SaaS industry metrics in order to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures and SaaS industry metrics referred to in this MD&A include “Annual Recurring Revenue”, “Net Dollar Retention Rate”, “Adjusted EBITDA”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including OEM contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into one to three year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Net Dollar Retention Rate: We believe that our ability to retain and expand a customer relationship is an indicator of the stability of our revenue base and long-term value of our customers. We assess our performance in this area using a metric we refer to as Net Dollar Retention Rate. We compare the aggregate subscription fees contractually committed for a full month under all customer agreements (the “Total Contractual Monthly Subscription Revenue”) of our total customer base (excluding OEM partners) as of the beginning of each month to the Total Contractual Monthly Subscription Revenue of the same group at the end of the month. The Net Dollar Retention Rate includes the effect, on a dollar-weighted value basis, of our subscriptions that expand, renew, contract, or attrit, but excludes the Total Contractual Monthly Subscription Revenue from new customers during the years.

Annual Recurring Revenue and Net Dollar Retention Rate for the years ended December 31, 2021 and 2020, was as follows:

	2021	2020	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	117.7	74.0	43.7	59.1%
Net Dollar Retention Rate	113%	108%	5%	5%

EBITDA & Adjusted EBITDA

EBITDA is defined as net loss before amortization and depreciation expenses, net finance (income) expense, and income taxes.

Adjusted EBITDA is defined as net loss excluding taxes (if applicable), net finance (income) expense, depreciation and amortization, loss on disposal of assets (if applicable), share-based compensation, foreign exchange gains and losses, acquisition related compensation and transaction related expenses.

The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
	2021	2020[1]	2021	2020[1]
	$	$	$	$
Net loss for the period	(1,428)	(4,103)	(13,601)	(8,016)
Finance expense (income), net(1)	(38)	93	65	130
Depreciation and amortization(2)	555	438	2,019	1,209
Income tax (recovery) expense	(1,459)	(418)	172	336
EBITDA	(2,370)	(3,990)	(11,345)	(6,341)
Share-based compensation(3)	599	302	2,261	1,619
Other income(4)	(21)	(20)	(85)	(77)
Foreign exchange loss(5)	98	3,382	473	1,775
Acquisition related compensation(6)	102	—	408	—
Transaction related expenses(7)	60	416	319	416
Adjusted EBITDA	(1,532)	90	(7,969)	(2,608)

1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Notes:

(1)Finance expense for the three months and fiscal years ended December 31, 2021 and 2020 is primarily related to interest income earned on the net proceeds from the IPOs as the funds are held within short-term investments in highly liquid marketable securities which is offset by interest expenses incurred on the credit facility, lease obligations and contingent consideration.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets (“ROU assets”), property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors.

(4)Other income is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange loss.

(6)These costs represent acquisition related retention incentives associated with the achievement of both yearly performance milestones and continued employment for one employee of the acquiree.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to our acquisition activities and the Nasdaq IPO in December 2020 that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of the Annual Information Form dated March 9, 2022.

Market adoption of our SaaS platform

We intend to continue to drive adoption of our SaaS platform by scaling our solutions to meet the needs of both new and existing customers. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platform, both in our existing geographies and new markets around the world. We plan to continue to invest in our platform to expand our customer base and drive market adoption. The success of our operations may fluctuate as we make these investments.

Up-selling with existing customers

Our existing customers represent a significant opportunity to up-sell additional functionality with limited incremental sales and marketing expense. We plan to continually invest in product development and sales and marketing to add additional solutions to our platform as well as increase the usage and awareness of our platform. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts. The majority of our sales and marketing efforts are accomplished in-house and we believe the strength of our sales and marketing team is critical to our success. We have invested, and intend to continue to invest meaningfully, in the expansion of our sales force and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

Foreign currency

The Company’s functional currency is Canadian dollars, the functional currency for our subsidiaries is the local currency of the country the foreign operation is located in and our presentation currency is the U.S. dollar. Our results of operations are converted from our functional currency to U.S. dollars using the average foreign exchange rates for each period presented. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to the Euro and Canadian dollar. See “Risk Factors” section of our Annual Information Form dated March 9, 2022 for a discussion on exchange rate fluctuations and their potential negative effect on our results of operations.

Natural disasters, public health crises, political crises, or other catastrophic events

Natural disasters, such as earthquakes, hurricanes, tornadoes, floods, and other adverse weather and climate conditions; unforeseen public health crises such as the global outbreak of COVID-19, and other pandemics and epidemics; political crises, such as terrorist attacks, war, and other political instability; or other catastrophic events, could disrupt our operations in any of our offices or the operations of one or more of our third-party providers and vendors. To the extent any of these events occur, our business and results of operations could be adversely affected. For example, the outbreak of COVID-19 in early 2020 may have had and could continue to have an adverse effect our employees and customers. However, the impact of COVID-19, with its combined health toll and sharp decline in global economic output, is unprecedented in modern history and the full extent of the impact will depend on future developments. These developments are highly uncertain and cannot be accurately predicted, including new information which may emerge concerning its severity, its duration and actions by government authorities to contain the outbreak or manage its impact. In response to the pandemic, we have modified our business practices with a focus on the health and well-being of our workforce both in Europe and North America which is working remotely where required by local law or regulation and has been, depending on personal preferences and circumstances, provided with the flexibility to continue working remotely when such laws or regulations are lifted. The extent of the impact of COVID-19 and measures taken to contain the virus on our results of operations and overall financial performance remains uncertain.

Key Components of Results of Operations

Docebo has always been operated and managed as a single economic entity, notwithstanding the fact that it has operations in several different countries. There is one management team that directs the activities of all aspects of the Company and it is managed globally through global department heads. As a result, we believe that we have one operating segment, being the consolidated company. Over time, this may change as the Company grows and when this occurs we will reflect the change in our reporting practice.

Revenue

We generate revenue from the following two primary sources:

•Recurring Subscriptions to Our Learning Platform and Related Products. Our customers enter into agreements that provide for recurring subscription fees. The majority of the customer agreements currently being entered into have a term of one to three years and are non-cancellable or cancellable with penalty. We recognize revenue from our OEM partnerships based on the monthly royalty payments earned on the basis of our contractual arrangement. Subscription revenue per contract will vary depending upon the particular products that each customer subscribes for, the number and type of learners intended to utilize the platform and the term of the agreement. Subscription revenue is typically recognized evenly over the enforceable term of a contract, commencing on the in-service date.

•Professional Services. Our customers generally require support in implementing our product and training their learners. This support can include system integration, application integration, learner training and any required process-change analysis. Normally, these services are purchased at the same time as the original customer agreement is completed and while they are usually delivered during the 60-120 days immediately following the effective date of the customer agreement, timing can vary. As a result, unlike the recognition of recurring subscription revenue, the recognition of professional service revenue can be recorded unevenly from period to period. When customer agreements are renewed, there is not typically a need for additional professional services so as overall revenue increases over time, the percentage of revenue that is generated from professional services will decrease. Revenues derived from professional services are recognized over the term that the service is provided.

Our agreements generally do not contain any cancellation or refund provisions without penalty, other than in the case of our default.

Cost of Revenue

Cost of revenue is comprised of costs related to provisioning and hosting our learning platform and related products, the delivery of professional services, and customer support. Significant expenses included in cost of revenue include employee wages and benefits expenses, web hosting fees, software and partner fees and excludes share-based compensation, and depreciation and amortization.

Operating Expenses

Our primary operating expenses are as follows:

•General and Administrative. General and administrative expenses consist of employee salaries and benefits expenses for our finance, legal, administrative, human resources, and information technology and security teams. These costs also include other consulting and professional service fees, transaction-related costs related to our acquisitions, software, travel and general office and administrative expenses, credit impairment losses, as well as public company costs including directors and officers liability insurance. As a result of COVID-19, we have seen a significant reduction in travel and entertainment expenses since the onset of the pandemic. While we expect such reduction to be temporary, we do not anticipate the travel and entertainment expenses spend to return to pre-COVID-19 levels.

•Sales and Marketing. Sales and marketing expenses are comprised primarily of employee salaries and benefits related to our sales and marketing teams, amortization of contract acquisition costs, software, travel and advertising and marketing events. To implement our growth strategy, we intend to continue to grow our sales and marketing teams. While these expenses may fluctuate from year to year as the Company continues to grow, we expect sales and marketing expenses to increase consistent with our overall growth.

•Research and Development. Research and development expenses are comprised primarily of employee salaries and benefits related to our research and development team (net of tax credits), consulting and professional fees, software, travel and web hosting fees. Our research and development team is focused on both continuous improvement in our existing learning platform, as well as developing new product modules and features. In the immediate future, as Docebo’s growth continues, we expect our research and development costs to increase proportionately, however, over time we believe it is reasonable to expect that they would decline as a percentage of revenue.

•Share-based Compensation. Share-based compensation expenses are comprised of the value of stock options granted to employees expensed over the vesting period of the options, deferred share units (“DSUs”), restricted stock units (“RSUs”) and shares issued pursuant to the Employee Share Purchase Plan (“ESPP”). In addition, the Company’s Board of Directors may fix, from time to time, a portion of the total compensation (including an annual retainer) paid by the Company to a director in a calendar year for service on the Board (the “Director Fees”) and directors may elect to receive a portion of their total compensation (including cash retainer) in the form of DSUs.

•Foreign Exchange Loss. Foreign exchange loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period.

•Depreciation and Amortization. Depreciation and amortization expense primarily relates to depreciation on property and equipment and amortization of ROU assets and intangible assets. Property and equipment are comprised of furniture and office equipment, leasehold improvements and land and building. ROU assets are comprised of capitalized leases. Intangible assets are comprised of acquired intangible assets.

Other Expenses

~~•~~Finance (Income) Expense, net. These costs include accretion of interest on contingent consideration, amortization of financing costs and interest on the credit facility, interest on lease obligations, bank fees less interest income.

•Other Income. Other income is primarily comprised of rental income from subleasing office space.

Results of Operations

The following table outlines our consolidated statements of loss and comprehensive loss for the periods indicated:

	Three months ended December 31,		Fiscal year ended December 31,
	2021	2020[1]	2021	2020[1]
	$	$	$	$
Revenue	29,801	18,756	104,242	62,917
Cost of revenue	6,087	2,975	20,786	11,539
Gross profit	23,714	15,781	83,456	51,378

Operating expenses
General and administrative	7,265	5,738	28,443	16,998
Sales and marketing	12,638	6,461	43,346	24,020
Research and development	5,505	3,908	20,363	13,384
Share-based compensation	599	302	2,261	1,619
Foreign exchange loss	98	3,382	473	1,775
Depreciation and amortization	555	438	2,019	1,209
	26,660	20,229	96,905	59,005
Operating loss	(2,946)	(4,448)	(13,449)	(7,627)

Finance (income) expense, net	(38)	93	65	130
Other income	(21)	(20)	(85)	(77)
Loss before income taxes	(2,887)	(4,521)	(13,429)	(7,680)

Income tax (recovery) expense (recovery)	(1,459)	(418)	172	336

Net loss for the year	(1,428)	(4,103)	(13,601)	(8,016)

Other comprehensive loss (income)
Item that may be reclassified subsequently to income:
Exchange loss (gain) on translation of foreign operations	81	(3,037)	(494)	(1,002)
Item not subsequently reclassified to income:
Actuarial loss	80	108	80	108
	161	(2,929)	(414)	(894)

Comprehensive loss	(1,589)	(1,174)	(13,187)	(7,122)

Loss per share - basic and diluted	(0.04)	(0.14)	(0.41)	(0.28)
Weighted average number of common shares outstanding - basic and diluted	32,934,282	30,044,291	32,867,801	28,934,726

1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Review of Operations for the three months and fiscal year ended December 31, 2021

Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue	27,460	16,716	10,744	64%	95,936	57,415	38,521	67%
Professional Services	2,341	2,040	301	15%	8,306	5,502	2,804	51%
Total Revenue	29,801	18,756	11,045	59%	104,242	62,917	41,325	66%

Revenue increased from $18.8 million to $29.8 million or 59% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year. For the fiscal years ended December 31, 2021 and 2020 revenues were $104.2 million and $62.9 million, respectively, an increase of $41.3 million or 66%. The significant revenue increase in both periods was primarily attributable to revenue from new customers, as well as up-selling to existing customers, as the number of customers rose from 2,179 as at December 31, 2020 to 2,805 as at December 31, 2021 and the average contract value per customer increased from approximately $34 thousand as at December 31, 2020 to approximately $42 thousand as at December 31, 2021. Average contract value is calculated as total Annual Recurring Revenue divided by the number of active customers. All references to the number of customers or companies we serve is based on contracted customers, including underlying OEM customers.

Subscription revenue increased from $16.7 million to $27.5 million or 64% in the fourth quarter of 2021 as compared to the same quarter in 2020 and from $57.4 million to $95.9 million or 67% for the fiscal year ended December 31, 2021 as compared to the same period in the prior year. Revenues from professional services increased by $0.3 million or 15% in the fourth quarter of 2021 as compared to the same quarter in 2020 and increased by $2.8 million or 51% for the fiscal year ended December 31, 2021 as compared to the same period in the prior year.

Cost of Revenue

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Cost of revenue	6,087	2,975	3,112	105%	20,786	11,539	9,247	80%
Percentage of total revenue	20.4%	15.9%			19.9%	18.3%

Cost of revenue increased from $3.0 million to $6.1 million or 105% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased by $9.2 million to $20.8 million or 80% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The period over period increases in cost of revenue were closely related to the increase in revenue. Additionally, the Company continues to invest in headcount related to customer success and implementation to support the increased delivery of new customer implementations and the roll out of the multi-product strategy. Partner and hosting fees also increased as a result of higher revenues. In the fourth quarter of 2020, the Company recognized a one-time architectural optimization for web hosting costs contributing to a lower than expected period cost and a higher than expected gross margin.

Gross Profit

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Gross profit	23,714	15,781	7,933	50%	83,456	51,378	32,078	62%
Percentage of total revenue	79.6%	84.1%			80.1%	81.7%

Gross profit, being revenue less cost of revenues, for the three months ended December 31, 2021 increased by $7.9 million or 50% compared to three months ended December 31, 2020, while gross profit as a percentage of revenue decreased to 79.6% from 84.1% when compared to the equivalent period in the prior year. For the fiscal year ended December 31, 2021, gross profit increased from $51.4 million to $83.5 million and decreased from 81.7% of revenue to 80.1% of revenue for the twelve months ended December 31, 2021 compared to the same period in the prior year.

Operating Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020[1]	Change	Change	2021	2020[1]	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	7,265	5,738	1,527	27%	28,443	16,998	11,445	67%
Sales and marketing	12,638	6,461	6,177	96%	43,346	24,020	19,326	80%
Research and development	5,505	3,908	1,597	41%	20,363	13,384	6,979	52%
Share-based compensation	599	302	297	98%	2,261	1,619	642	40%
Foreign exchange loss	98	3,382	(3,284)	(97)%	473	1,775	(1,302)	(73)%
Depreciation and amortization	555	438	117	27%	2,019	1,209	810	67%
Total operating expenses	26,660	20,229	6,431	32%	96,905	59,005	37,900	64%

1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

General and Administrative Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
General and administrative	7,265	5,738	1,527	27%	28,443	16,998	11,445	67%
Percentage of total revenue	24.4%	30.6%			27.3%	27.0%

General and administrative expenses increased from $5.7 million to $7.3 million or 27% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased from $17.0 million to $28.4 million or 67% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The increase was due to higher salaries and benefits from an increase in personnel required to support the Company’s growing operations as well as increased costs of compliance associated with being a public company. This included increased accounting, legal and insurance expenses, such as Directors and Officers liability premiums which increased as a result of the NASDAQ IPO. Our general and administrative expenses as a percentage of total revenue decreased from 30.6% to 24.4% for the three months ended December 31, 2020 and December 31, 2021, respectively, and remained essentially flat from 27.0% to 27.3% for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021, respectively.

Sales and Marketing Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Sales and marketing	12,638	6,461	6,177	96%	43,346	24,020	19,326	80%
Percentage of total revenue	42.4%	34.4%			41.6%	38.2%

Sales and marketing expenses increased from $6.5 million to $12.6 million or 96% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased from $24.0 million to $43.3 million or 80% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The increase was due to the Company’s continued focus on growing its subscription revenue in multiple jurisdictions resulting in an increase in headcount and related employee salaries and benefits as well as an increase in marketing and advertising related spend. The growth in headcount is required to support our sales expansion in new markets, as well as servicing the growing customer base. We will continue to add staff in this area and incrementally invest in advertising and marketing events for so long as we can efficiently increase our revenue base. Our sales and marketing expenses as a percentage of total revenue increased from 34.4% to 42.4% for the three months ended December 31, 2020 and December 31, 2021, respectively, and increased from 38.2% to 41.6% for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021, respectively.

Our sales and marketing expenses as a percentage of total revenue will fluctuate quarterly within any given year based on the timing of advertising and marketing events; therefore, expressing sales and marketing expenses as a percentage of total revenue for any given quarter is not necessarily indicative of annual results. As we grow, these fluctuations in sales and marketing expenses as a percentage of total revenue which are attributable to the fluctuations in the timing of advertising and marketing events will moderate. Our medium to long-term expectation for sales and marketing expense as a percentage of total revenue is to be in the 35% to 40% range.

Research and Development Expenses

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020[1]	Change	Change	2021	2020[1]	Change	Change
	$	$	$	%	$	$	$	%
Research and development	5,505	3,908	1,597	41%	20,363	13,384	6,979	52%
Percentage of total revenue	18.5%	20.8%			19.5%	21.3%

Research and development expenses increased from $3.9 million to $5.5 million or 41% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased from $13.4 million to $20.4 million or 52% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The increase in the current year periods was due to the Company’s continued focus on maintaining and improving its platform and developing new products. The majority of the increase in costs was driven by headcount growth resulting in higher salaries and benefits. These increases were offset by an investment tax credit of $0.9 million recognized during the fourth quarter of 2021 compared to $0.5 million in the comparative period. On an absolute basis, research and development expenses will continue to grow as the Company maintains its efforts to keep its product at the leading edge of learning technology but will decrease as a percentage of revenue over time. Our research and development expenses as a percentage of total revenue decreased from 20.8% to 18.5% for the three months ended December 31, 2020 and December 31, 2021, respectively, and decreased from 21.3% to 19.5% for the fiscal year ended December 31, 2020 and fiscal year ended December 31, 2021, respectively.

1Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Share-Based Compensation

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Share-based compensation	599	302	297	98%	2,261	1,619	642	40%
Percentage of total revenue	2.0%	1.6%			2.2%	2.6%

Share-based compensation expense increased from $302 to $599 or 98% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased from $1,619 to $2,261 or 40% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The increase is driven by stock options granted during the year along with quarterly DSU expenses and expenses incurred related to the ESPP. The Company also granted RSUs during the fourth quarter of 2021 which contributed to the increase in share-based compensation.

Foreign Exchange Loss

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	98	3,382	(3,284)	(97)%	473	1,775	(1,302)	(73)%
Percentage of total revenue	0.3%	18.0%			0.5%	2.8%

Foreign exchange loss primarily relates to translation of monetary assets and liabilities denominated in foreign currencies being translated into functional currencies at the foreign exchange rate applicable at the end of each period. The Company invested the proceeds from the TSX IPO (October 8, 2019), the bought deal offering completed on August 27, 2020 (the “Bought Deal”) and the Nasdaq IPO (December 7, 2020) in short-term investments denominated in United States dollars. As a result of the movement of the United States dollar in comparison to the Canadian dollar, the Company’s functional currency, an unrealized foreign exchange loss was recorded for the year ended December 31, 2021 and 2020 which represents a significant portion of the movement during the periods.

Depreciation and Amortization

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020[1]	Change	Change	2021	2020[1]	Change	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	555	438	117	27%	2,019	1,209	810	67%
Percentage of total revenue	1.9%	2.3%			1.9%	1.9%

Depreciation and amortization expense increased from $438 to $555 or 27% for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and increased from $1,209 to $2,019 or 67% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The increase in depreciation and amortization expense is primarily due to the purchase of furniture and fixtures and office lease extensions as a result of the continued growth of the Company’s personnel, as well as the addition of acquired intangible assets.

1Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Non-operating Items

	Three months ended December 31,				Fiscal year ended December 31,
	2021	2020	Change	Change	2021	2020	Change	Change
	$	$	$	%	$	$	$	%
Finance (income) expense	(38)	93	(131)	(141)%	65	130	(65)	(50)%
Other income	(21)	(20)	(1)	5%	(85)	(77)	(8)	10%

Finance (Income) Expense, net

Finance (income) expense decreased from an expense of $93 to income of $38 for the three months ended December 31, 2021 as compared to the equivalent period in the prior year and decreased from $130 to $65 or 50% for the fiscal year ended December 31, 2021 as compared to the equivalent period in the prior year. The decrease compared to the equivalent period in the prior year was attributed to higher interest income earned on the proceeds from the IPOs which have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less, and earning interest income.

Other Income

Other income is primarily comprised of rental income from subleasing office space and has remained relatively consistent period over period.

Selected Annual Information

	2021	2020[1]	2019
	$	$	$
Revenue	104,242	62,917	41,443
Net loss for the year	(13,601)	(8,016)	(11,914)
Net loss attributable to equity owners of the Company	(13,601)	(8,016)	(11,914)
Loss per share - basic and diluted	(0.41)	(0.28)	(0.49)
Total assets	268,123	254,244	63,860
Total liabilities	77,467	53,938	32,479

1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Revenue

Fiscal 2021 Compared to Fiscal 2020

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” for a more detailed discussion of the 2021-2020 year-over-year changes in revenue.

Fiscal 2020 Compared to Fiscal 2019

For the years ended December 31, 2020 and 2019, revenues were $62.9 million and $41.4 million, respectively. In each fiscal year, the significant revenue increase was primarily attributable to revenue from new customers, as the number of customers rose from 1,725 as at December 31, 2019 to 2,179 as at December 31, 2020 and the average contract value per customer increased from approximately $27 as at December 31, 2019 to approximately $34 as at December 31, 2020. Average contract value is calculated as total Annual Recurring Revenue divided by the number of contracted customers. Professional services revenue increased by $1.3 million or 32% in fiscal 2020 as compared to fiscal 2019. The increase in revenue attributed to professional services is primarily associated with sales of new subscriptions and upgrades to our current customers.

Net Loss

Fiscal 2021 Compared to Fiscal 2020

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations” for a more detailed discussion of the 2021-2020 year-over-year changes in net loss.

Fiscal 2020 Compared to Fiscal 2019

For the years ended December 31, 2020 and 2019, net loss was $8.0 million and $11.9 million, respectively. Notwithstanding the significant increase in revenue in each period, the Company also incurred substantial increases in operating expenses to support the continued revenue growth which resulted in the reported net losses. The increase in operating expenses were primarily due to higher salaries and benefits related to an increase in headcount, other operating costs required to support the Company’s growing operations and an increase in consulting, professional fees and other public company related costs as a result of each of the IPOs in each respective period.

Total Assets

Fiscal 2021 Compared to Fiscal 2020

Total assets increased $13.9 million or 5% from fiscal 2021 to fiscal 2020. The main drivers of the increase were prepaids and deposits and trade and other receivables, which increased by $4.1 million and $12.0 million, respectively. Prepaids and deposits increased due to the prepayment of Directors and Officers liability premiums and software purchases while the increase in trade and other receivables was driven by revenue growth. Contract costs increased by $2.4 million as a result of higher commission costs driven by strong revenue growth. These increases were offset by a reduction in cash and cash equivalents of $4.3 million used to support operating activities.

Fiscal 2020 Compared to Fiscal 2019

Total assets increased $190.4 million or 298% from fiscal 2019 to fiscal 2020, with cash and cash equivalents accounting for $173.4 million of the increase, largely due to the proceeds raised from the Bought Deal and Nasdaq IPO. Trade and other receivables increased by $5.6 million reflecting growth in revenue. The Company also acquired a business in the fourth quarter of 2020 resulting in increased intangible assets and goodwill of $2.5 million and $5.6 million, respectively.

Total Liabilities

Fiscal 2021 Compared to Fiscal 2020

Total liabilities increased $23.5 million or 44% from fiscal 2021 to fiscal 2020. The main drivers of the increase were trade and other payables and deferred revenue, increasing $6.7 million and $16.4 million, respectively. The increase in trade and other payables was attributed to higher expenditures to support the Company’s growth while the corresponding growth in revenue resulted in an increase of deferred revenue based on the timing of billings.

Fiscal 2020 Compared to Fiscal 2019

Total liabilities increased $21.5 million or 66% from fiscal 2020 to fiscal 2019. The main drivers of the increase were trade and other payables and deferred revenue, increasing $6.5 million and $10.3 million, respectively. The Company’s growth resulted in increased trade and other payables and the corresponding growth in sales of our subscription revenue offering resulted in an increase of deferred revenue. In connection with the Company’s business acquisition, $2.6 million of contingent consideration was recognized in fiscal 2020.

Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2020 to ended December 31, 2021. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2021. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2021. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
(In thousands of US dollars, except per share data)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020[1]	Q3 2020[1]	Q2 2020[1]	Q1 2020[1]
	$	$	$	$	$	$	$	$
Revenue	29,801	27,068	25,631	21,742	18,756	16,096	14,535	13,530
Net (loss) income before income taxes	(2,887)	1,456	(6,397)	(5,601)	(4,521)	(713)	(3,265)	819
Net (loss) income attributable to equity owners of the Company	(1,428)	661	(7,190)	(5,644)	(4,103)	(1,158)	(3,498)	743
(Loss) income per share - basic	(0.04)	0.02	(0.22)	(0.17)	(0.14)	(0.04)	(0.12)	0.03
(Loss) income per share - diluted	(0.04)	0.02	(0.22)	(0.17)	(0.14)	(0.04)	(0.12)	0.03

1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Revenue

Our total quarterly revenue increased sequentially for all periods presented which was primarily attributable to revenue from new customers, strong revenue retention and up-selling from existing customers, and delivery of professional services to customers. We cannot provide assurance that this pattern of sequential growth in revenue will continue.

Net (Loss) Income

Net (loss) income has improved in the fourth quarter of 2021 relative to each of the preceding periods presented aside from the third quarter of 2021 and first and third quarters of 2020. The income generated in the third quarter of 2021 and first quarter of 2020 was primarily attributable to an unrealized gain in foreign exchange experienced due to the weakening of the Canadian dollar. The improvement is a result of higher revenue growth while operating costs have remained relatively consistent throughout the fiscal year.

Liquidity, Capital Resources and Financing

Overview

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by selling our platform and services at a price that is commensurate with the level of operating risk we assume. We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is revenue from operations and equity capital raises totaling $225.4 million including net proceeds from the IPOs and the Bought Deal. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis.

Working capital(1) as at December 31, 2021 and 2020 was $182.6 million and $193.8 million, respectively. Working capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract acquisition costs, minus current liabilities, excluding borrowings and the current portion of contingent consideration and lease obligations.

The following table represents the Company’s working capital position as at December 31, 2021 and 2020:

	2021	2020
	$	$
Current assets	251,489	239,734
Deduct:
Current portion of net investment in finance lease	99	99
Current portion of contract acquisition costs	1,390	1,345
Current assets, net of net investment in finance lease and contract acquisition costs	250,000	238,290

Current liabilities	69,173	45,727
Deduct:
Current portion of contingent consideration	467	—
Current portion of lease obligations	1,311	1,260
Borrowings	—	15
Current liabilities, net of borrowings, contingent consideration and lease obligations	67,395	44,452
Working capital	182,605	193,838

Notes:
(1)Working capital is not a recognized measure under IFRS. See “Non-IFRS Measures and Reconciliation of Non-IFRS Measures”.

Our principal cash requirements are for working capital. Given our existing cash and cash equivalents, along with net proceeds obtained from our capital raises as described above, we believe there is sufficient liquidity to meet our current and short-term growth requirements in addition to our long-term strategic objectives, and as a result we terminated our previous credit facility with the Toronto-Dominion Bank on June 1, 2021.

Bought Deal Offering

On August 27, 2020, the Company completed a new issue and secondary offering on a bought deal basis of its common shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The Bought Deal offering consisted of an aggregate of 1,725,000 common shares, including the exercise in full by the underwriters of their overallotment option to purchase 225,000 common shares. A total of 500,000 common shares were issued from treasury for gross consideration of $19 million (C$25 million) for the Company, with share issuance costs for the Company amounting to $0.9 million (C$1.2 million). A total of 1,225,000 common shares were sold by the selling shareholders for gross consideration of $46.6 million (C$61.25 million), with the underwriting fees relating to their shares being paid by the selling shareholders.

Base Shelf Prospectus

On October 22, 2020, the Company filed a short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our shareholders to qualify the distribution by way of prospectus in Canada of up to C$750 million of common shares, preferred shares, debt securities, subscription receipts, warrants, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Nasdaq IPO

On December 7, 2020, the Company completed a U.S. initial public offering and listing on the Nasdaq and issued a total of 3,450,000 common shares for total gross consideration of $165.6 million including 450,000 common shares issued upon the exercise of the underwriters’ over-allotment option which accounted for total gross consideration of $21.6 million. Share issuance costs amounted to $10.7 million.

Cash Flows

The following table presents cash and cash equivalents as at December 31, 2021 and 2020, and cash flows from operating, investing, and financing activities for the fiscal years ended December 31:

	2021	2020[1]
	$	$
Cash and cash equivalents	215,323	219,658
Net cash provided by (used in):
Operating activities	(3,254)	4,791
Investing activities	(1,145)	(3,531)
Financing activities	422	172,270
Effect of foreign exchange on cash and cash equivalents	(358)	(150)
Net increase in cash and cash equivalents	(4,335)	173,380
1 Please refer to “Change in Accounting Policies” for details regarding retrospective change of accounting policy.

Cash Flows (Used in) from Operating Activities

Cash flows (used in) from operating activities for the fiscal year ended December 31, 2021 were $(3.3) million compared to $4.8 million for the fiscal year ended December 31, 2020. The increase in cash flows used in operating activities was driven by a higher net loss in fiscal 2021 due primarily to costs of compliance associated with being a public company in the U.S., as well as the Company’s growth-focused investments in sales and marketing, as well as improvements to internal systems made in the period.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for the fiscal year ended December 31, 2021 were $(1.1) million compared to $(3.5) million for the fiscal year ended December 31, 2020. Cash outflows for investing activities were higher in the prior fiscal year due to the $2.5 million business acquisition.

Cash Flows from Financing Activities

Cash flows from financing activities for the fiscal year ended December 31, 2021 were $0.4 million compared to $172.3 million for the fiscal year ended December 31, 2020. The cash inflows during fiscal 2020 were significantly higher as a result of the net proceeds of $18.1 million from the completion of the Bought Deal on August 27, 2020, and the net proceeds of $154.9 million from the completion of the Nasdaq IPO on December 7, 2020.

Free Cash Flow

Free Cash Flow is defined as cash (used in) from operating activities less additions to property and equipment and intangible assets. The following table reconciles our cash flow (used in) from operating activities to Free Cash Flow:

	Three months ended December 31,		Fiscal year ended December 31,
	2021	2020	2021	2020
	$	$	$	$
Cash flow (used in) from operating activities	(30)	6,682	(3,254)	4,791
Additions to property and equipment	(146)	(90)	(1,145)	(1,081)
Free Cash Flow	(176)	6,592	(4,399)	3,710

Credit Facility

On July 25, 2019, the Company secured the Credit Facility from Toronto-Dominion Bank (the “Lender”), which provided for the availability of up to $15 million (the “Commitment”).

On June 1, 2021, the Company terminated the Credit Facility and repaid all accrued and unpaid interest. The acceleration of unamortized costs was included in finance expense in the statement of loss. Prior to termination, the balance drawn on the facility was nil.

Use of Proceeds from the Nasdaq IPO and the Bought Deal Offering

As a result of the completed Bought Deal on August 27, 2020, the Company raised net proceeds of $18.1 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the bought deal offering has not changed from the disclosure set forth in the “Use of Proceeds” section of our short form prospectus dated August 24, 2020 to the date of this MD&A.

Additionally, as a result of the completed Nasdaq IPO on December 7, 2020, the Company raised net proceeds of $154.9 million. These proceeds have been placed in cash and cash equivalents that include short-term investments in highly liquid marketable securities, having a term to maturity of three months or less. The Company’s use of proceeds from the Bought Deal has not changed from the disclosure set forth in the “Use of Proceeds” section of our prospectus supplement dated December 2, 2020 to the short form base shelf prospectus dated October 2, 2020 to the date of this MD&A.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at December 31, 2021:

	Payments due by period
	< 1 Year	1 to 3 Years	> 4 Years	Total
	$	$		$
Accounts payable and accrued liabilities	22,817	—	—	22,817
Lease obligations[1]	1,473	3,321	—	4,794
Contingent consideration[2]	467	2,236	—	2,703
Total	24,757	5,557	—	30,314

1    Included in the lease obligations are short term leases and variable lease payments for operating and finance leases. Lease obligations primarily relate to office space and equipment leases. The remaining lease terms are between one and five years. See Note 7 of our audited consolidated financial statements for further details regarding leases.
2    On October 30, 2020, Docebo acquired all of the issued and outstanding shares of forMetris. Contingent consideration comprises earn-out payments due to sellers for meeting certain revenue conditions over the three years following the date of acquisition.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet arrangements. Except for operating leases not recognized as ROU assets under IFRS 16, all of our liabilities and commitments are reflected as part of our statement of financial position.

From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

In the ordinary course of business, we may provide services (including our Platform) to, and enter into contracts with, related parties on terms similar to those offered to non-related parties. We have no related party transactions, other than those noted in Note 21 in our audited consolidated financial statements.

Financial Instruments and Other Instruments

Credit Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade and other receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade and other receivables. Moreover, balances for trade and other receivables are managed and analyzed on an ongoing basis to ensure allowances for doubtful accounts are established and maintained at an appropriate amount.

We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade and other receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. An impairment loss on trade and other receivables is calculated as the difference between the carrying amount and the present value of the estimated future cash flow. Impairment losses are charged to general and administrative expense in the consolidated statements of (loss) income and comprehensive loss. Receivables for which an impairment provision was recognized are written off against the corresponding provision when they are deemed uncollectible. Impairment losses for trade receivables are based on the expected credit loss model. The Company applies the simplified approach to impairment for trade and other receivables by recognizing lifetime expected losses on initial recognition through both the analysis of historical defaults and a reassessment of counterparty credit risk in revenue contracts on an annual basis. Potential effects from COVID-19 on the Company’s credit risk have been considered and have resulted in increases to its allowances for expected credit losses on customer balances. The Company continues its assessment given the fluidity of COVID-19’s global impact.

The maximum exposure to credit risk at the date hereof is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The Company’s primary exposure with respect to foreign currencies is from U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and borrowings in entities whose functional currency is other than U.S. dollars. The net carrying value of these U.S. denominated balances held in entities with Euro and Canadian dollars as their functional currency as at December 31, 2021 and 2020 presented in U.S. dollars is as follows:

	2021		2020
	Euro	CAD	Euro	CAD
	$	$	$	$
Cash and cash equivalents	776	187,559	976	201,467
Trade and other receivables	1,060	1,532	969	1,655
Trade and other payables	(303)	(206)	(158)	(217)
	1,533	188,885	1,787	202,905

We have not entered into arrangements to hedge our exposure to currency risk.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments which are deemed critical are outlined below.

Revenue Recognition

Revenue recognition requires judgment and the use of estimates, especially in evaluating the various non-standard terms and conditions in our contracts with customers as to their effect on reported revenue.

The Company derives its revenues from two main sources: subscription and professional services revenue, which includes services such as initial project management and training and integration. Professional services do not include significant customization to, or development of, the software. Revenue is recognized by applying the five-step framework under IFRS 15 Revenue Recognition, as described in Note 3 of our consolidated financial statements.

The Company enters into significant revenue contracts with certain large enterprise customers that contain non-standard terms and conditions, pricing and promised services. Significant management judgement can be required to assess the impact of these items on the amount and timing of revenue recognition for these contracts including the determination of performance obligations, calculation of transaction price, allocation of transaction price across performance obligations, and timing of revenue recognition.

Change in Accounting Policies

Intangible assets

In March 2021, the International Financial Reporting Interpretations Committee (“IFRIC”) finalized an agenda decision which clarified the customer’s accounting for configuration and customization in a cloud computing arrangement. As a result of this decision, in Q1 2021, the Company changed its accounting policy for costs incurred for cloud computing arrangements with retrospective application. As a result of the change, intangible assets of $362 were derecognized with a corresponding increase to deficit as of December 31, 2020. There was no impact to operating expenses or net loss for the fiscal year ended December 31, 2021 as a result of this change. The impact of the change for the year ended December 31, 2020 was an increase to research and development costs of $384 and a decrease in depreciation and amortization expense of $22. The impact on net loss for the year ended December 31, 2020 was an increase of $362.

Outstanding Share Information

We are currently authorized to issue an unlimited number of common shares. As of the date hereof, 32,865,680 common shares, 1,248,996 stock options, 61,156 DSUs and 45,330 RSUs are issued and outstanding.

Foreign Currency Exchange (“FX”) Rates

Although our functional currency is the Canadian dollar, we have elected to report our financial results in U.S. dollars to improve the comparability of our financial results with our peers. Reporting our financial results in U.S. dollars also reduces the impact of foreign currency exchange fluctuations in the Company’s reported amounts, as our transactions denominated in U.S. dollars are significantly larger than Canadian dollars or Euros.

Our consolidated financial position and operating results have been translated to U.S. dollars applying FX rates outlined in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar. FX rates represent the daily closing rate published by Thomson Reuters.

Period	Consolidated Statement of Financial Position	Consolidated Statement of (Loss) Income and Comprehensive Loss
	Current Rate	Average Rate
Three months ended December 31, 2020	$0.7849	$0.7455
Three months ended December 31, 2021	$0.7859	$0.7939

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined under applicable Canadian securities laws and by the United States Securities and Exchange Commission (“SEC”) in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; and (ii) accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021 and have concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2021.

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective. In addition, management determined that there were no material weaknesses in the Company’s internal control over financial reporting as of December 31, 2021.

There have been no changes to the Company’s internal controls over financial reporting during the quarter and year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.